Party City Holdings Inc.
80 Grasslands Road
Elmsford, NY 10523
July 27, 2012
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mara L. Ransom, Assistant Director Chris Chase, Staff Attorney Catherine Brown, Staff Attorney

Re:	Party City Holdings Inc. — Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-173690)
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Party City Holdings Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-173690), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 22, 2011.
     The Company has determined not to pursue the initial public offering to which the Registration Statement relates, since it entered into an agreement and plan of merger with Thomas H. Lee Partners, L.P., which transaction closed on July 27, 2012. The Company confirms that no securities have been sold pursuant to the Registration Statement.
     The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.
     The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Party City Holdings Inc., 80 Grasslands Road, Elmsford, NY 10523, facsimile number (914) 345-2056, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: Keith Higgins, Prudential Tower, 800 Boylston Street, Boston, MA 02199, facsimile number (617) 235-0053.
     If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Keith Higgins at (617) 951-7386 or keith.higgins@ropesgray.com or Andrew Terry at (312) 845-1265 or andrew.terry@ropesgray.com.

Sincerely, Party City Holdings Inc.
/s/ James M. Harrison
Name:	James M. Harrison
Title:	President and COO